SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2016



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
SEI Investments Distribution Co.:

We have audited the accompanying statement of financial condition of SEI Investments Distribution Co. (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 22, 2017

SEI Investments Distribution Co.
Statement of Financial Condition
December 31, 2016

(in thousands of dollars, except share data)

Assets

Cash	$	400
Cash segregated in compliance with federal and other regulations		500
Securities owned, at market value		32,076
Deposits with clearing organizations		350
Receivables from customers, net of allowance for doubtful accounts of $3		1,071
Receivable from affiliate		98
Fees receivable from affiliated funds		8,443
Fees receivable from non-affiliated funds		2,222
Receivables from clearing organizations		1,456
Tax receivable		914
Deferred income tax asset		2,143
Other assets		486
Total assets		50,159

Liabilities and Shareholder's Equity

Payable to customers		116
Distribution fees payable		2,988
Payable to parent		2,329
Payable to affiliates		5,812
Payable to clearing organizations		37
Deferred income tax liability		360
Accrued soft dollars		8,130
Other liabilities		701
Total liabilities		20,473
Shareholder's equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1
Capital in excess of par value		20,309
Retained earnings		9,376
Total shareholder's equity		29,686
Total liabilities and shareholder's equity	$	50,159

The accompanying notes are an integral part of this financial statement.

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
December 31, 2016

(in thousands of dollars)

1. **Organization and Nature of Business**

   SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI or the parent). SIDCO is a broker registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. **Summary of Significant Accounting Policies**

   Revenue Recognition
   SIDCO earns commissions on securities transactions executed on behalf of its clients. . Commissions earned and not received are recorded in Receivables from clearing organizations on the accompanying Statement of Financial Condition.

   Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Statement of Financial Condition. The majority of the Company's distribution and shareholder servicing fees are recorded net of payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

   Cash Segregated in Compliance with Federal and Other Regulations
   SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $500 on the accompanying Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

   Securities Transactions
   Securities owned are recorded at market value by using quoted market prices for exchange traded securities or dealer price quotations for actual or similar instruments.

   To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

   Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations. SDCO has no maximum amount and this obligation applies to all trades executed through the clearing broker. At December 31, 2016, SIDCO has recorded no liabilities with regard to this potential obligation. During 2016, SIDCO paid no amounts to the clearing brokers related to these guarantees.

   Fair Value of Financial Instruments
   The accounting standard for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard also establishes a fair value

4

SEI Investments Distribution Co.
Notes to Statement of Financial Condition
<u>December 31, 2016</u>

(in thousands of dollars)

hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets primarily include investments in mutual funds sponsored by SEI that can be redeemed daily at net asset value.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 financial assets consist of Federal Home Loan Bank (FHLB) and other U.S. government agency short-term notes.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management.

The fair value of our financial assets is determined in accordance with the fair value hierarchy established in the accounting standard for fair value measurements. Management believes that the fair value of the financial instruments recognized on the Statement of Financial Condition approximates their market value as such financial instruments are short-term in nature.

		Total		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
				Fair Value Measurements at Reporting Date Using				
Mutual funds	$	10,737	$	10,737	$	—	$	—
Government Obligations		21,339		—		21,339		—
	$	32,076	$	10,737	$	21,339	$	—

U.S. Government Agency Securities

All of the Company's investments in U.S. government agency securities are held in accounts at well-established financial institutions. Each financial institution utilizes the services of independent pricing vendors. These vendors utilize evaluated and industry accepted pricing models that vary by asset class and incorporate available trade, bid and other market information to determine the fair value of the securities. The market inputs, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The Company evaluated the information regarding the pricing methodologies and processes utilized by the independent pricing vendors during the selection process of the financial institution. The Company analyzed this information for the purpose of classifying the securities into the appropriate level within the fair value hierarchy and to ensure that each pricing model for each asset class provided the fair value of those specific securities in accordance with generally accepted accounting principles.

5

(in thousands of dollars)

The Company continually monitors the price of each security for any unanticipated deviations from the previously quoted price or deviations from anticipated changes in a security's price based upon an assessment of market factors and other factors relative to a specific issue expected to affect a security's price. In the event a security price changed in excess of management's pre-established tolerance levels, additional analysis is conducted which may include the comparison of the security's price to other independent pricing vendors. The Company's investments in U.S. government agency securities have been recorded at the prices provided by the independent pricing vendor without adjustment.

Allowance for Doubtful Accounts

SIDCO provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The estimate is based on historical collection experience and a review of the current status of accounts receivable.

Accrued Soft Dollars

SIDCO offers soft dollar program services to its clients where SIDCO provides certain research and brokerage services. SIDCO makes soft dollar payments in accordance with the safe harbor for such payments under Section 28(e) of the Securities Exchange Act of 1934. Accrued soft dollars on the statement of financial condition include $8,130 of soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

SIDCO does not generate its own research. Rather, it provides a broad spectrum of third-party created research to allow its advisers the widest selection of research and brokerage services.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. **Net Capital Requirements**

   As a registered broker-dealer, SIDCO is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "Rule"). SIDCO has elected the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or two percent of aggregate debit items arising from customer transactions. At December 31, 2016, SIDCO had net capital of $15,297, which exceeded its minimum requirement by $15,047.

4. **Income Taxes**

   SIDCO uses the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Management must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset.

(in thousands of dollars)

The results of operations of SIDCO are included in the federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. SEI allocates income and expenses attributable to SIDCO which result in temporary differences and are included in the temporary differences below.

At December 31, 2016, SIDCO has net deferred income tax assets of $2,143 and net deferred tax liability of $360. There is a valuation allowance against deferred tax assets in the amount of $471. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. At December 31, 2016, SIDCO has a state net operating loss carryforward of $25,997 which, if not utilized, will expire in the years 2020-2023.

The tax effect of temporary differences representing deferred tax assets/liabilities is as follows:

Expenses recognized in different periods for tax purposes	$	72
Book/tax difference of recorded assets		(719)
Revenue recognized in different periods		2
Stock based compensation expense		1,052
State net operating loss carryforward		2,598
Valuation allowance on certain deferred tax assets		(471)
Federal income effect of state tax		(751)
Net deferred tax asset	$	1,783

The Company did not have any unrecognized tax benefit as of December 31, 2016.

SIDCO has a formal tax sharing allocation agreement with its parent, SEI Investments Company. The agreement provides that if SIDCO has taxable income, it will pay a tax liability equivalent to what SIDCO would have paid if it filed a separate income tax return for the year. If the separately calculated federal income tax return for SIDCO results in a tax loss, the current benefit resulting from such loss, to the extent utilizable on a separate return basis, will be accrued and paid to SIDCO.

5.   **Related Party Transactions**

As a wholly owned subsidiary of SEI, SIDCO is a party to various service agreements with affiliates of SEI. Accordingly, the financial position of SIDCO presented in the accompanying financial statement may have differed from those obtained if such relationships did not exist at the period presented.

SIDCO is a party to Distribution Agreements with several Registered Investment Companies (RICs), which are advised and/or administered by SEI Investments Management Corporation (SIMC). SIDCO receives a fee from the affiliated RICs for distributing shares of the affiliated RICs. Fees receivable from affiliated funds amounted to $8,443 and are reflected on the accompanying Statement of Financial Condition. SIDCO pays SEI Private Trust Company (SPTC) a fee for its services pertaining to shareholder services for SEI Class Funds A shares. The payable of $5,512 to SPTC for servicing fees is included in the payable to affiliates account on the accompanying Statement of Financial Condition.

(in thousands of dollars)

· Certain costs are allocated by SEI and its affiliates to SIDCO which include: office space, medical premiums, payroll taxes, 401k match, insurance, accounting and legal services, management expense, marketing costs, human resources, server costs and telephone.

The effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Statement of Financial Condition. Under the Expense Allocation Agreement between SIDCO and SEI dated November 1, 2004, SIDCO is being billed monthly for services provided by SEI on its behalf.

SIDCO paid a $5,000 dividend to SEI on January 20, 2016, a $6,000 dividend on May 18, 2016, a $5,000 dividend on August 10, 2016 and a $5,000 dividend on October 27, 2016.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. All outstanding stock options have performance vesting conditions based on the attainment of certain earnings per share targets established at the date of grant. Earnings per share targets are calculated exclusive of stock-based compensation expense, net of tax. The first performance condition determines vesting of 50 percent of the options, and a second performance condition determines the vesting of the remaining 50 percent of the options. The performance conditions are measured annually on December 31. All options outstanding have a 10-year life. The Company believes that awarding stock options with performance-based vesting schedules better aligns the interests of stockholders and employees.

SEI uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the price of SEI's common stock as well as other variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock exercise behaviors, risk-free interest rate and expected dividends. SEI uses historical data to estimate the variables used in the option-pricing model. ASC 718 also requires SEI to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. SEI uses historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Stock-based compensation is amortized over the requisite service periods of the awards, which are generally the vesting periods. The amount of stock-based compensation expense that is recognized in a given period is dependent upon management's estimates of when the diluted earnings per share targets are expected to be achieved. If this estimate proves to be inaccurate, the remaining amount of stock-based compensation expense could be accelerated, spread out over a longer period, or reversed.

(in thousands of dollars)

The weighted average fair value of SEI's stock options granted during 2016 were $12.43 using the following assumptions:

Expected term (in years)	6
Expected volatility	25.44%
Expected dividend yield	1.1%
Risk-free interest rate	2.18%

This table presents certain information relating to SEI's stock option plans for 2016:

	Number of Shares		Weighted Average Price
Balance as of January 1, 2015	116,250	$	27.39
Granted	10,750		49.63
Exercised	(6,250)		26.50
Expired or canceled	(6,000)		29.61
Balance as of December 31, 2016	114,750	$	29.40
Exercisable as of December 31, 2016	47,500	$	21.03

As of December 31, 2016, there were 47,500 shares exercisable. The expiration dates for options at December 31, 2016 range from December 10, 2017 to December 13, 2026 with a weighted average remaining contractual life of options outstanding is 5.7 years.

This table summarizes information relating to all options outstanding at December 31, 2016:

Range of Exercise Prices Per Share	Options Outstanding at December 31, 2016				Options Exercisable at December 31, 2016			
	Number of Shares	Weighted Average Exercise Price (Per Share)		Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price (Per Share)		Weighted Average Remaining Contractual Life (Years)
$14.62-$15.77	21,250	$	15.50	4.3	12,500	$	15.31	3.8
$17.65-$19.28	15,000		17.65	3.0	15,000		17.65	3.0
$22.45-$23.86	27,750		23.17	5.0	12,250		23.14	5.0
$29.61-$33.76	19,500		33.30	4.9	7,750		33.43	5.5
$40.64-$53.34	31,250		47.59	9.0	—		—	—
	114,750	$	29.40	5.7	47,500	$	21.03	4.1

Following completion of eligibility requirements, SIDCO employees are able to participate in a SEI employee stock purchase plan. The plan provides for offering of common stock to eligible employees at a price equal to 85 percent of the fair value at the end of the stock purchase period, as defined.

(in thousands of dollars)

6. Concentration of business risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earned a significant amount of its brokerage commissions through one broker. As of December 31, 2016, $987 is included in Receivables from clearing organizations on the accompanying Statement of Financial Condition relating to this broker.

7. Subsequent Events

The Company performed an evaluation of subsequent events through February 22, 2017, which is the date the financial statements were made available to be issued.

SIDCO paid a $5,000 dividend to SEI on January 17, 2017.